Exhibit 99.18

AMERICAN LITHIUM CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY
1.1	Name and Address of Company American Lithium Corp. Suite 1507 - 1030 West Georgia St. Vancouver, B.C. V6E 2Y3
1.2	Executive Officer Simon Clarke, Chief Executive Officer Tel: (604) 428-6128
ITEM 2	DETAILS OF ACQUISITION
2.1

Nature of Business Acquired

Summary

Pursuant to a statutory plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Arrangement”), American Lithium Corp. (“American Lithium” or the “Company”) acquired all of the issued and outstanding common shares (the “Plateau Shares”) of Plateau Energy Metals Inc. (“Plateau”). The Arrangement became effective as of 12:01 a.m. (Toronto time) on May 11, 2021 (the “Effective Time”), resulting in Plateau becoming a wholly-owned subsidiary of American Lithium.

American Lithium delisted the Plateau Shares from the TSX Venture Exchange at the close of business on May 18, 2021. American Lithium has also caused Plateau to apply to the relevant securities regulators for Plateau to cease to be a reporting issuer.

About Plateau

Plateau is a Canadian exploration and development company focussed on exploring and developing its Falchani lithium project and Macusani uranium project in southeastern Peru.

2.2	Date of Acquisition May 11, 2021
2.3

Consideration

Under the terms of the Arrangement, among other things, each holder of Plateau Shares was entitled to receive 0.29 of a common share of American Lithium (each whole share, an “American Lithium Share”) and 0.145 of a common share purchase warrant of American Lithium (each whole warrant an “Exchange Warrant”) for each Plateau Share held immediately prior to the Effective Time. Each whole Exchange Warrant will entitle the holder to acquire one American Lithium Share at a price of $3.00 until May 11, 2024.

Each existing common share purchase warrant of Plateau outstanding on the Effective Time will, upon the exercise thereof on or after the Effective Time in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant for each Plateau Share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options will be exchanged for an option to acquire from American Lithium the number of American Lithium Shares equal to the product of: (A) the number of Plateau Shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement multiplied by (B) 0.29 of an American Lithium Share for each Plateau Share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the Effective Time and was exchanged for one Plateau Share and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

2.4

Effect on Financial Position

Upon completion of the Arrangement, Plateau became a wholly-owned subsidiary of the Company. The business and operations of Plateau have been combined with those of the Company and are managed concurrently.

The Company does not have any plans or proposals for material changes in its business affairs, or the affairs of the acquired business which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of Plateau, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business organization or to make any other material changes.

2.5	Prior Valuations Not Applicable.
2.6

Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report July 20, 2021.

2

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are incorporated by reference and form part of this Report:

● Annual audited consolidated financial statements of Plateau for the year ended September 30, 2020, which includes the annual audited consolidated financial statements of Plateau for the year ended September 30, 2019, as filed on SEDAR (at www.sedar.com) on January 19, 2021.

The following financial statements which are attached as a schedule and form part of this Report

● Condensed interim consolidated financial statements of Plateau for the six months ended March 31, 2021, which includes the comparable period in the 2020 financial year.

The Company has not received the consent of Plateau’s auditors to include their audit reports in this Report.

Cautionary Statement Regarding Forward Looking Information

This Report contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this Report include, but are not limited to, statements regarding the plans, objectives and advancement the Company’s projects (the “Projects”), integration of American Lithium and Plateau’s businesses, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct.  All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau; the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 25, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

3

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

4

SCHEDULE A

Condensed interim consolidated financial statements of Plateau for the six months ended March 31, 2021

interim condensed Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

Plateau Energy Metals Inc.

Stated in Canadian Dollars, unless otherwise noted

Unaudited

NOTICE TO READER

The accompanying unaudited condensed interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these condensed interim consolidated financial statements.

Plateau Energy Metals Inc.

Consolidated Statements of Financial Position

Stated in Canadian Dollars

	Note	March 31, 2021	September 30, 2020
		Unaudited	Audited
Assets

Current Assets
Cash		$3,976,290	$1,256,863
HST receivable		87,052	89,792
Advances and deposits		31,438	33,348
Prepaid expenses		160,485	46,441
		$4,255,265	$1,426,444

Liabilities and Shareholders’ Equity (Deficiency)

Current Liabilities
Accounts payable and accrued liabilities	10,17	2,370,393	1,672,208
Promissory notes	16	$200,000	$200,000
		2,570,393	1,872,208

Shareholders’ Equity (Deficiency)
Share capital	6	69,889,778	64,587,089
Warrants	7	669,278	1,033,772
Stock options	8	3,355,700	3,150,160
Restricted and deferred share units	9	224,969	—
Contributed surplus		11,381,551	11,343,169
Cumulative translation reserve		(471,989)	(403,797)
Deficit		(83,364,415)	(80,156,157)
		1,684,872	(445,764)
		$4,255,265	$1,426,444

Note 1 – Nature of Operations and Going Concern

Note 19 – Events after the Reporting Date

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board:

Signed “T O’Connor”	Signed “L Stefan”
Director	Director

Plateau Energy Metals Inc.

Consolidated Statements of Loss and Comprehensive Loss

Unaudited

Stated in Canadian Dollars

	Three months ended March 31,		Six months ended March 31,
	2021	2020	2021	2020

Expenses
Corporate and administrative expenses	$1,414,623	$512,626	$2,112,314	$965,979
(Gain)/loss on foreign exchange	11,317	53,064	33,249	62,516
(Gain)/loss on shares for services	—	—	—	—
Share-based compensation (note 8)	289,691	129,530	468,891	317,139
Exploration and evaluation (note 5)	418,625	595,220	594,053	1,175,940
Interest income	—	—	(249)	(261)
Loss for the period	(2,134,256)	(1,290,440)	(3,208,258)	(2,521,313)

Other comprehensive loss for the period
Items that may be reclassified to profit and loss:
Currency translation adjustment	(10,262)	174,467	(68,192)	155,108

Total comprehensive loss for the period	$(2,144,518)	$(1,115,973)	(3,276,450	(2,366,205)

Loss per share – basic and diluted	$(0.02)	$(0.01)	(0.03)	(0.03)

Weighted average number of common shares outstanding, basic and diluted	109,281,794	85,542,385	107,069,151	85,542,385

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Plateau Energy Metals Inc.

Consolidated Statements of Changes in Equity

Unaudited

Stated in Canadian Dollars

	Common Stock
	Shares	Amount	Warrants	Stock options	Restricted and deferred share units	Contributed surplus	Cumulative translation reserve	Accumulated deficit	Total
October 1, 2020	104,904,608	$64,587,089	$1,033,772	$3,150,160	$—	$11,343,169	$(403,797)	$(80,156,157)	$(445,764)
Foreign currency translation adjustment	—	—	—	—	—	—	(68,192)	—	(68,192)
Stock options granted	—	—	—	243,922	—	—	—	—	243,922
Shares for services	52,006	13,830	—	—	—	—	—	—	13,830
Warrants exercised	11,855,168	5,288,859	(364,494)						4,924,365
Restricted and deferred share units granted (note 9)	—	—	—		224,969	—	—	—	224,969
Stock options expired (note 8)	—	—	—	(38,382)	—	38,382	—	—	—
Net loss	—	—	—	—	—	—	—	(3,208,258)	(3,208,258)
March 31, 2021	116,811,782	$69,889,778	$669,278	$3,355,700	$224,969	$11,381,551	$(471,989)	$(83,364,415)	$1,684,872
October 1, 2019	85,542,385	$61,410,575	$1,318,499	$2,865,195	$—	10,403,550	$(387,094)	$(75,195,571)	$415,154
Foreign currency translation adjustment	—	—	—	—	—	—	155,108	—	155,108
Stock options granted (note 8)	—	—	—	317,139	—	—	—	—	317,139
Net loss	—	—	—	—	—	—	—	(2,521,313)	(2,521,313)
March 31, 2020	85,542,385	$61,410,575	$1,318,499	$3,182,334	$—	$10,403,550	$(231,986))	$(77,716,884)	$(1,633,912)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Plateau Energy Metals Inc.

Consolidated Statements of Cash Flows

Unaudited

Stated in Canadian Dollars

	Note	March 31, 2021	March 31, 2020

Cash Flows from Operating Activities
Net loss for the period		$(3,208,258)	$(2,521,313)

Items not affecting cash:
Shares for services		13,830
Share-based compensation		468,891	317,139
		(2,725,537)	(2,204,174)
Net changes in non-cash working capital
HST receivable		2,740	40,617
Advances and deposits		1,910	(2,365)
Prepaid expenses		(114,044)	(5,483)
Accounts payable and accrued liabilities		698,185	221,042
		(2,136,746)	(1,950,363)

Cash Flows from Financing Activities
Warrants exercised		4,924,365	—
Issuance of promissory notes		—	800,000
		4,924,365	800,000

Effect of exchange rate changes on cash and cash equivalents		(68,192)	155,108
Change in cash and cash equivalents		2,719,427	(995,255)
Cash and cash equivalents – beginning of period		1,256,863	1,167,651
Cash and cash equivalents – end of period		$3,976,290	$172,396

Supplemental Cash Flow Information

Interest received		$249	$261
Shares issued for services	6	13,830	—

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

1. Nature of Operations and Going Concern

Plateau Energy Metals Inc. (“Plateau” or the “Company”) is a publicly listed company incorporated under the Business Corporations Act (Ontario). The Company’s common shares are listed on the TSX Venture Exchange (TSX-V: PLU) and trade on the OTCQB market in the United States under the ticker “PLUUF”.

The registered address, principal address and records office of the Company is located at 141 Adelaide Street West, Suite 340, Toronto, Ontario, M5H 3L5.

The Company is in the process of exploring and developing its mineral resource properties located in Peru. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Property title may be subject to unregistered prior agreements, unregistered claims, aboriginal claims, and non-compliance with regulatory and environmental requirements.

These interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated revenue from operations. During the six months ended March 31, 2021, the Company incurred a comprehensive loss of $3,276,450 (2020 – $2,366,205), and as of that date, the Company had working capital of $1,684,872 (September 30, 2020 – working capital deficit of $445,764).

The novel corona virus (“COVID-19”) pandemic has had a material adverse effect on global economies and on the regional economies in which the Company operates. The ongoing pandemic caused by COVID-19 could have a negative impact on the stock market including trading prices of the Company’s shares; on the ability to raise new capital; on commodity prices and the future outlook for the Company; and on the ability to conduct operations due to lockdown restrictions. The lockdowns and other restrictions imposed by the pandemic restricted exploration activities for much of calendar 2020 and into 2021, resulting in lower exploration expenditures. The pandemic caused by COVID-19 will continue to have an impact on operational activities, however the large-scale roll-out of vaccines will permits the resumption of a more normal level of activity. However as there is still much uncertainty surrounding timing and success of vaccine immunization, it is not possible to quantify such impact. The ongoing measures undertaken to contain COVID-19 or remedy its impact may: i) affect the Company’s ability to access its properties for indeterminate amounts of time; ii) affect the health of its employees or consultants, resulting in delays, reduced productivity or diminished capacity; iii) result in the reduced availability or failures of various local administration and critical infrastructure; iv) cause social instability in Peru which in turn could impact the Company’s ability to maintain the continuity of its business operating requirements; or v) result in additional and unknown risks or liabilities to the Company.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

1. Nature of Operations and Going Concern (continued)

The extent to which the global pandemic may yet impact the Company’s business will depend on future developments which are highly uncertain as variants of the COVID virus emerge, and which are not able to be determined at this time. These factors, among others, could have a significant continuing impact on the Company’s operational capability, and on its ability to raise further funding to carry out desired work programmes.

2. Announcement of Arrangement with American Lithium

On February 9, 2021, the Company entered into a definitive arrangement agreement (the “Agreement”) with American Lithium Corp. (“American Lithium”). Under the terms of the Agreement, American Lithium has agreed to acquire all of the issued and outstanding common shares of Plateau (the “Transaction”) on the basis of 0.29 units (each whole unit, an “Exchange Unit”) of American Lithium for each share of Plateau held, by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Each Exchange Unit will consist of one (1) common share of American Lithium plus one-half (0.5) of a common share purchase warrant of American Lithium (each whole such warrant, an “Exchange Warrant”). Each Exchange Warrant will entitle the holder to acquire one (1) additional common share of American Lithium at an exercise price of $3.00 for a period of thirty-six (36) months from completion of the Transaction. American Lithium will use commercially reasonable efforts to list the Exchange Warrants on the TSX Venture Exchange as soon as practicable following closing of the Transaction.

Pursuant to the terms of the Agreement, American Lithium will acquire all of the issued and outstanding common shares of Plateau on the basis of 0.29 Exchange Units (the “Exchange Ratio”) for each share of Plateau held. The outstanding and unexercised warrants to purchase common shares of Plateau will be adjusted in accordance with their terms based on the Exchange Ratio. Plateau’s outstanding and unexercised stock options will be adjusted and holders of the options will receive common shares of American Lithium, the number of common shares to be adjusted based on the Exchange Ratio, subject to a reduction in term for stock options held by individuals who will not be continuing on with American Lithium post-closing of the Transaction. All RSUs and DSUs of Plateau will vest immediately and will be treated in accordance with their respective plans.

The Agreement includes customary provisions, including non-solicitation, right-to-match and fiduciary out provisions, as well as certain representations, covenants and conditions that are customary for a transaction of this nature. A termination fee of $3.25 million may be payable by Plateau in the case of certain terminating events, including the acceptance of a superior proposal.

In connection with the Transaction, American Lithium and Plateau have also entered into a secured loan agreement. The loan is for a principal amount of $1.5 million, carries an annual interest rate of 6% and is to be used in funding Plateau’s budgeted working capital needs, if needed.

3. Basis of Presentation

These interim condensed consolidated financial statements include the accounts of the Company and its 100% controlled subsidiary, Macusani Yellowcake S.A.C. ("Macusani Peru"). All intercompany accounts and transactions have been eliminated.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

3. Basis of Presentation (continued)

a. Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The IAS 34 condensed interim consolidated financial statements do not include all of the information required for annual financial statements, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended September 30, 2020, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Standards Interpretations Committee. The significant accounting policies (note 4) have been applied consistently to all periods. These policies are based on IFRS effective as of March 31, 2021.

b. Basis of measurement

The Company's interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

c. Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian Dollars. The functional currency of the Company is the Canadian Dollar. The functional currency of Macusani Peru is the United States Dollar.

d. Segmented reporting

The Company is organized into business units based on its mineral properties and has one reportable operating segment, being the acquisition and exploration and evaluation of mineral properties in Peru. With virtually all of the Company's assets being devoted to the acquisition and exploration and evaluation of its mineral properties, the assets of the Company form a single cash generating unit (“CGU”).

4. Significant Accounting Policies

The accounting policies applied in these interim condensed consolidated financial statements are consistent with the policies applied in the audited annual financial statements for the year ended September 30, 2020. Accordingly, they should be read in conjunction with the audited annual financial statements for the year ended September 30, 2020.

a. Critical accounting judgments and estimation uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

4. Significant Accounting Policies (continued)

Going Concern

The Company applies judgment in order to assess whether it is appropriate to be reported as a going concern. In arising at this judgment there are a number of assumptions and estimates involved including, but not limited to, management’s expectations of future funding, the determination of future economic feasibility of its projects, long-term outlook for supply and demand for its mineral resources, global commodity prices, and the timing and quantum of future capital expenditures.

b. Critical accounting estimates relate to the following:

Title to Mineral Properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. If the Company does not have title to its mineral properties, there will be adverse consequences to the Company and its business prospects.

Exploration and Evaluation Expenditures

The Company charges all exploration and evaluation expenditures incurred prior to the establishment of technical feasibility and commercial viability of extracting mineral resources to operations as incurred. Determination of technical feasibility and commercial viability require the use of judgements, estimates and assumptions which may differ under varying conditions.

Share-based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 8.

Bifurcation of Unit Proceeds

The Company employs a relative fair value method with respect to the measurement of common shares and warrants issued as private placement units. The amounts used to estimate fair values of warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

The assumptions and models used for estimating fair value for warrants are disclosed in note 7.

5. Mineral Properties and Exploration Expenditures

The Company is principally engaged in exploration for uranium on its properties located in the Macusani plateau region of Peru. As at March 31, 2021, the Company, through its Peruvian subsidiary, holds title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru., subject to the following qualification:

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

5. Mineral Properties and Exploration Expenditures (continued)

Thirty-two of the 151 concessions held by subsidiary Macusani, are currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment.  Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in the last stage of the judicial process. If Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

The Company has assigned the various concessions to different property groups based on their geographic location for the purposes of allocating annual property expenditures. Property expenditures for the six months ended March 31, 2021 and 2020 are as follows:

Exploration spend by property
	2021	2020
Macusani – East	$380,075	$433,175
Corachapi	17,206	60,788
Falchani	106,502	—
Minergia	36,985	—
Exp.Macusani	(60,908)
Kihitian	—	6,257
Quelcaya	44,332	355,259
Aymaña	204	—
Colibri ll y lll	5,004	—
Chacaconiza	64,653	320,461
	$594,053	$1,175,940

6. Share Capital

The Company is authorized to issue an unlimited number of common shares. The holders of common shares are entitled to receive dividends if and when declared, and to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets. During the six months ended March 31, 2021, a total of 11,855,168 warrants were exercised for gross proceeds of $4,924,365.

During the year ended September 30, 2020, the Company:

Issued 14,699,995 units pursuant to a brokered private placement for cash proceeds of $2,791,142. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.40 for a period of 48 months, subject to an acceleration provision. An amount of $353,941 was allocated to the warrants. In connection with the private placement, the Company paid finder’s fees of $167,855 in units, on the same terms as the units in the private placement, and incurred fees of $24,038. Issuance costs of $3,043 were allocated to warrants.

Issued 4,150,000 units pursuant to a non-brokered private placement for cash proceeds of $871,500. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.40 for a period of 48 months, subject to an acceleration provision. An amount of $111,192 was allocated to the warrants.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

7. Warrants

A continuity of outstanding share purchase warrants is as follows:
	Number of warrants	Amount	Weighted Average Exercise Price
Balance, September 30, 2019	8,126,495	$1,318,499	$0.86
Issued for cash	18,849,995	465,133	0.40
Issued to finders	512,228	19,176	0.40
Expired	(2,821,627)	(746,817)	1.23
Issuance costs	—	(22,219)	—
Balance, September 30, 2020	24,667,091	$1,033,772	$0.46
Exercised	(11,855,168)	(364,494)	0.42
Balance March 31, 2021	12,811,923	$669,278	$0.50

During the six months ended March 31, 2021, the Company issued no new warrants.

During the year ended September 30, 2020, the Company issued 18,849,995 warrants and 512,228 finder’s warrants in connection with a private placement. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time until April 27, 2024 as to 13,338,006 warrants; expiry date May 12, 2024 as to 1,874,217 warrants, and expiry date May 13, 2024 as to 4,150,000. If the closing price of the Company’s common shares on the TSX-V is at or above $0.80 for a period of 20 consecutive trading days, the Company may, within ten days thereof, accelerate the expiry date of the warrants such that the warrants expire on the first business day that is 30 business days after the date of notice. The relative fair value of the warrants was estimated to be $465,133 using the Black-Scholes pricing model assumptions as follows:

Share price	$0.24 - $0.32
Expected life (in years)	4.0
Risk-free interest rate	0.41%
Expected dividend yield	nil %
Expected volatility based on the historical volatility of the Company’s shares	83%

At March 31, 2021, the following warrants were outstanding:

Expiry date	Exercise price (CAD)	Number outstanding
May 25, 2021	$0.90	2,012,495
September 17, 2021	0.50	3,160,970
April 27, 2024	0.40	4,800,533
May 12, 2024	0.40	1,305,245
May 13, 2024	0.40	1,532,680
		12,811,923

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

8. Stock Options

a.	Pursuant to the stock option plan (the "Plan") adopted by the Company, the Board of Directors may, from time to time at its discretion, allocate non-transferable options to purchase shares to directors, officers, employees and consultants of the Company, and its subsidiaries. Under the Plan, the aggregate number of shares to be issued upon the exercise of outstanding options granted thereunder may not exceed 10% of the number of issued and outstanding common shares. Expiry dates and exercise prices shall be determined by the Board of Directors. The exercise price shall not be less than the market price.

b.	During the six months ended March 31, 2021, the Company:

Granted 1,182,855 stock options to directors, officers, employees and consultants of the Company, each option exercisable at any time up to December 9, 2025 to acquire one common share at a price of $0.30. The options vest as to one third immediately, and one third after 12 months and the remaining third 24 months from the grant date. The fair value of the options was estimated at $0.18 per option, for a total value of $214,929 of which $214,929 was expensed in the six months ended March 31, 2021.

Share price	$0.30
Expected life (in years)	5
Risk-free interest rate	0.47%
Expected dividend yield	nil	%
Expected volatility based on the historical volatility of the Company’s shares	75%
Forfeiture	nil	%

c.	A continuity of outstanding stock options is as follows:
	Number of Options	Amount	Weighted Average Exercise Price
September 30, 2019	6,313,750	$1,974,274	$0.56
Expired	(875,000)	(192,802)	0.56
Granted in prior years	—	477,767	1.02
September 30, 2020	7,788,750	$2,865,195	$0.64
Granted in current period	1,182,855	214,929	0.30
Expired	(248,750)	(38,382)	0.56
Granted in prior years	—	28,993	1.02
March 31, 2021	7,847,855	$3,355,700	$0.60

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

8. Stock Options (continued)

At March 31, 2021, the following stock options were outstanding:

Expiry date	Exercise price (CAD)	Number outstanding
July 28, 2021	0.35	2,340,000
April 27, 2022	0.72	1,380,000
January 9, 2023	0.96	970,000
August 17, 2023	1.14	500,000
January 9, 2024	0.81	400,000
April 23, 2024	0.65	1,075,000
December 9, 2025	0.30	1,182,855
		7,847,855

As at March 31, 2021, the total number of options exercisable is 7,847,855 with a weighted average exercise price of $0.60.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

9. Restricted and Deferred Share Units

a.	Pursuant to the restricted share unit (“RSU”) plan (the "RSU Plan") adopted by the Company, the Board of Directors may, from time to time at its discretion, grant RSUs to be settled in shares from treasury to directors, officers, employees and consultants of the Company, and its subsidiaries. Under the RSU Plan, the aggregate number of shares to be issued upon the vesting of the RSUs granted thereunder may not exceed 1,340,000. Expiry dates shall be determined by the Board of Directors pursuant to the terms and conditions of the RSU Plan.

During the six months ended March 31, 2021, the Company granted 913,337 RSU’s with a fair value of $274,000 based on the Company’s share price at date of grant, which vest in tranches between 60 days and 36 months from date of grant. An amount of $89,710 was expensed in connection with the vesting of RSUs during the six months ended March 31, 2021.

b.	Pursuant to the deferred share unit (“DSU”) plan (the "DSU Plan") adopted by the Company, the Board of Directors may, from time to time, issue DSUs to non-employee directors. Under the DSU Plan, the aggregate number of shares that may be issued upon the vesting of the DSUs awarded thereunder may not exceed 300,000 and are redeemable, at the election of the Company, for either one share or a cash payment equal to the Fair Market Value of one share as calculated on the Redemption date.

During the six months ended March 31, 2021, the Company granted 299,445 DSU’s with a fair value of $89,833 based on the Company’s share price at date of grant, which vest in tranches between 60 days and 36 months from date of grant. An amount of $59,491 was expensed in respect of vesting of DSUs during the six months ended March 31, 2021.

10. Debt Shares and Bonus Shares

a.	On December 9, 2020, 1,527,986 debt shares with a fair value of $458,396 were approved subject to receipt of regulatory approval. As at March 31, 2021 an amount of $458,396 is included in accounts payable and accrued liabilities in respect of debt shares not yet issued.

b.	On December 9, 2020, 426,040 bonus shares with a fair value of $127,812 were approved subject to receipt of regulatory approval. As at March 31, 2021, an amount $127,812 was included in accounts payable and accrued liabilities in respect of bonus shares not yet issued.

11. Related Party Disclosures

During the six months ended March 31, 2021 and 2020, the Company carried out the following transactions with related parties:

	2021	2020
Directors’ fees paid or accrued	$30,417	$24,000
Consulting and management fees paid to directors and officers	153,560	160,140
Rent paid to a company in which an officer of the Company is an officer	—	4,500
Storage rental paid to a company controlled by a director	8,400	8,400

Included in share-based compensation for the six months ended March 31, 2021 is $188,885 (2020 – $257,265) related to stock options granted to management and directors. As at March 31, 2021, accounts payable and accrued liabilities included $609,039 (September 30, 2020 – $591,691) related to various related parties disclosed above.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

12. Financial Instruments

Fair Values

The carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at March 31, 2021. The Company’s cash and cash equivalents are on deposit with a highly rated banking group in Canada.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company’s approach to managing and mitigating liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due through management's use of financial forecasts and budgets. As at March 31, 2021, the Company has current assets of $4,255,265 and current liabilities of $2,570,393. All of the Company’s current financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. The Company's working capital is $1,684,872 as at March 31, 2021. The Company intends to address its working capital needs through private placements.

Market risk

(i) Interest rate risk

The Company has cash and cash equivalents balances and does not have any interest-bearing debt and is not subject to significant interest rate risk.

(ii) Foreign currency risk

The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. As at March 31, 2021, the Company had cash of US $279,737 and accounts payable and accrued liabilities of US $539,053. As at March 31, 2021, the Company had cash of 3,385 Peruvian New Sols and accounts payable and accrued liabilities of 10,301 Peruvian New Sols. The Company does not hedge its foreign currency balances.

Sensitivity analysis

The Company’s management believes the following movements are “reasonably possible” over a three month period based on their knowledge and experiences of the financial markets.

If the Canadian dollar weakens (or strengthens) 10% against the United States dollar with other variables held constant, the Company’s net loss would decrease (or increase) by approximately $29,645. If the Canadian dollar weakens (or strengthens) 10% against the Peruvian New Sol with other variables held constant, the Company’s net loss would increase (or decrease) by approximately $233.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

13. Capital Disclosures

The Company’s objective when managing capital is to raise sufficient funds to execute its exploration plans. At March 31, 2021, the Company’s capital consists of shareholders’ equity of $1,684,872 (September 30, 2020 – deficit of $445,764).

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company does not have any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the six months ended March 31, 2020.

14. Segment Reporting

The Company is organized into business units based on its mineral properties and has one reportable operating segment, the acquisition and exploration and evaluation of mineral properties in Peru.

	Canada	Peru
As at and for the six months ended March 31, 2021
Accounts payable and accrued liabilities	$1,692,534	$677,859
Loss for the period	2,656,105	538,572
As at and for the three months ended December 31, 2019
Accounts payable and accrued liabilities	$605,257	$701,014
Loss for the period	1,499,310	1,022,003

15. Environmental and Constructive Obligations

The Company’s mining and exploration activities are governed by Peruvian Legislative Decree No. 613. The Company is required to present environmental studies on the impact of its exploration and mining operations to the Ministry of Energy and Mines. The Company may also provide financial assistance to local communities to facilitate relationships. To date, the Company has not incurred any significant environmental or constructive liabilities.

Mining and operational activities are subject to government agency oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), which is responsible for environmental assessments and inspections. The Company works closely with OEFA to meet environmental impact assessment requirements. Macusani Peru was issued a notice of non-compliance resulting from an inspection in December 2018 and accepted OEFA's findings, and has accrued $174,000 in respect of penalties arising. Macusani Peru is in the process of contesting the quantum of the penalty assessed by OEFA and will not know the final amount until OEFA resumes operations in July 2021, with a final resolution expected sometime in August 2021. In the event the Company believes the final assessment to be unreasonable, as an ordinary course, a final resolution may be appealed.

Plateau Energy Metals Inc.

Notes to the INTERIM CONDENSED Consolidated Financial Statements

For the Three and Six Months Ended March 31, 2021 and 2020

(Unaudited) Stated in Canadian Dollars

16. Promissory Note

On January 27, 2020, the Company issued unsecured promissory notes to the total value of $800,000, (including $320,000 to related parties) with a due date of April 27, 2020 which could be extended for a period of 2 months on agreement with the lenders. The notes carried interest to the maturity date of 12% per annum, or if extended, of 15% per annum.

Notes to the value of $600,000 including all related party amounts were settled on the due date, and one note to the value of $200,000 was extended to June 27, 2021 bearing interest at 12% until maturity. The balance of the principal amount may, at the option of the lender, become immediately due and payable under certain conditions.

17. Phantom Share units

On December 9, 2020, the Company granted 751,144 phantom share units (“PSUs”). Each PSU represents the right to receive, for each vested PSU, a cash payment equivalent to the share price on the trading day immediately preceding the issuance of a vested PSU. The PSUs vest as to 1/3 after 12 months, 1/3 after 24 months, and 1/3 as to 36 months from date of grant. The fair value of the PSU’s based on the Company’s share price on December 31, 2020 was $277,923. An amount of $36,691 is included in accounts payable and accrued liabilities in respect of unvested PSU’s recognizing the services received to period end.

18. Contingent Liabilities

On December 21, 2020, the Company entered into an agreement with Bedrock Capital Corporation as a financial consultant to provide advice and services in connection with assisting the Company in completing a transaction with American Lithium Corp. In terms of the agreement a “Success Fee” will be paid in cash and/or common shares at Bedrock’s option.

19. Events After the Reporting Date

Subsequent to March 31, 2021:

–	The definitive agreement with American Lithium Corp. as outlined in Note 2 above, received shareholder approval and in accordance the transaction closed on May 11, 2021 and Plateau Energy Metals Inc became a wholly owned unlisted subsidiary of American Lithium Corp.

–	Macusani Peru continues to pursue relief under administrative and judicial procedures regarding the 32 concessions which have been subject to a resolution to cancel their validity. An administrative court has granted Precautionary Measures under which all 32 of the concessions have been restored to Macusani Peru on a temporary basis for the duration of the legal processes.

–	If the Company is unsuccessful in its efforts to resolve this dispute it may lose title to the 32 concessions in question.

–	The ongoing restrictions associated with the continuing COVID-19 virus pandemic affect the Company’s operational capability, with an as yet unquantifiable impact on future financial performance.

–	1,131,696 warrants were exercised for proceeds of $562k.

–	2,865,215 options were exercised for proceeds of $1,064k.